GOLDEN DRAGON HOLDING CO.
                              (FORMERLY CCVG, INC.)
                       2460 WEST 26TH AVENUE, SUITE 380-C
                                     DENVER,
                                 COLORADO 80211

United States Securities and Exchange Commission
Division of Corporate Finance
FAO: Ms. Tia Jenkins
Senior Assistant Chief Accountant
100F Street, N.E., Mail Stop 3561
Washington, D.C. 20549                                          February 9, 2011

Dear Ms. Jenkins

RE:      GOLDEN DRAGON HOLDING CO.
         (FORMERLY CCVG, INC.)

I refer to your letter of December 30, 2010 and apologize for the delay in responding to you.

I confirm that the financial statements for the year ended December 31, 2009 with be re-audited at the same time as the financial statements for the year ended December 31, 2010 are audited, in time for inclusion in the Form 10K due to be filed by March 31, 2011.

If you have any more questions on this matter, please do not hesitate to contact me.

Yours sincerely
For and on behalf of
Golden Dragon Holding Co


/s/ David J. Cutler
David J Cutler
Chief Executive Officer